

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2010

Kathleen E. Shannon, Esq.
Senior Vice President and Deputy General Counsel
American International Group, Inc.
70 Pine Street
New York, New York 10270

> **Re:** **American International Group, Inc.**
> **Registration Statement on Form S-4**
> **Filed October 8, 2010**
> **File No. 333-169849**
>
> **Schedule TO**
> **Filed October 8, 2010**
> **File No. 005-36894**

Dear Ms. Shannon:

We have reviewed your registration statement and Schedule TO and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1. Please explain to us the factors that you considered in concluding that pro forma financial information, showing the impact of the planned AIG Recapitalization, sales of AIG Starr Life and AIG Edison Life and AIA offering on your historical financial statements, was not required in this filing. These transactions appear to have a probable likelihood of occurrence and a material financial statement impact.

2. Item 10 of the Schedule TO indicates that the Company has incorporated by reference the financial information required by Item 1010(a) of Regulation M-A. Please also provide in the Offer to Exchange the information required by Item 1010(c)(1) through (5) of Regulation M-A and, if material, the pro forma information required by (c)(6). See Instruction 6 to Item 10 of Schedule TO. Also refer to telephone interpretation I.H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov for additional guidance. Please also advise us how the Company intends to comply with Exchange Act Rule 13e-4(e)(3).

Cover Page

3. The cover page to your prospectus is very lengthy. Please limit the cover page to one page. Please delete the third (beginning with "A tendering holder will receive…"), fifth (beginning with "The exchange offer is subject to…") and seventh (beginning with "You must make your own decision…") paragraphs. We note that this information is already included elsewhere in the forepart of the prospectus.

Cautionary Statement Regarding Projections…, page ii

4. We note the disclaimer in the last paragraph of this section regarding Company's obligation to update any forward-looking statements. This disclaimer is inconsistent with your obligations under Exchange Act Rule 13e-4(e)(3) to amend the Schedule TO to reflect a material change in the information previously disclosed. Please revise and avoid using such statements in all future communications relating to the exchange offers.

About American International Group, Inc., page 1

5. It is rare for a company conducting an exchange offer to have a controlling stockholder that is a department of the federal government. Given this unusual circumstance, please include a discussion of how holders of corporate units considering the offer to exchange should evaluate how the relationship with the Department of Treasury has had and may have an impact on your business and operations, including your business strategy, financing activities, asset disposition, and tenure and compensation of management. Please address, in particular, how the interests of the Department of Treasury (as a government entity) may differ from those of other investors in your common stock and how this could result in actions being taken by the company that may not be in the best interests of other common stock investors. Also, please revise your disclosure to include a risk factor.

<u>When does the Exchange Offer expire? Page 3</u>

6. We note the statement on this page and elsewhere in the Offer to Exchange that any extension, waiver, amendment or termination will be followed as promptly as practicable by a public announcement. We also note the statement in the first paragraph following the bullet points on page 22 that the Company will give notice of any amendment, non-acceptance, termination or waiver to the exchange agent as promptly as practicable, followed by a timely press release. Further, we note the statement in the fourth whole paragraph on page 20 that the proration percentage and the results of the exchange offer will be announced by press release as promptly as practicable after the expiration date of the exchange offer. Please revise all references to "promptly as practicable" to conform to the requirements of Exchange Act Rule 13e-4(d)(2), (e)(3) and (f)(5), as applicable.

<u>If I tender Corporate Units in the exchange offer, when will I receive the shares of common stock issuable upon the exchange? page 7</u>

7. We note your disclosure indicating that you expect to issue and deliver shares of common stock on the third business day after the expiration date. Please expand your disclosure here and throughout the document to state when you expect to pay the cash portion.

<u>Risk Factors, page 14</u>

8. To the extent your Form 10-Q for the quarterly period ended September 30, 2010 will contain risk factors that should be considered before tendering the corporate units, please revise the introductory paragraph in this Risk Factors section, after the filing of the Form 10-Q, to specifically identify the applicable portions of that report that should be considered.

<u>Certain aspects of the U.S. federal income tax consequences of exchanging…, page 14</u>

9. We note your disclosure that "[i]f the IRS were to challenge our characterization of the exchange offer successfully, the IRS's recharacterization could adversely affect you." Please expand to explain in what ways the investor could be adversely affected.

<u>Conditions to the Exchange Offer, page 21</u>

10. We note that one of the conditions to the exchange offer is that "there shall not have been any change or development that in our reasonable judgment materially reduces the anticipated benefits to us of the exchange offer." Please expand your disclosure to specifically identify the anticipated benefits to you of the exchange offer.

11. We note in the last sentence of the last paragraph of this section the disclosure relating to the Company's failure to exercise any of the rights described in this section. This language suggests that if a condition is triggered and the Company fails to assert the condition, it will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and the Company decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, the Company may be required to extend the offer and recirculate new disclosure to security holders. In addition, when an Exchange Offer condition is triggered by events that occur during the Exchange Offer period and before the expiration of the Exchange Offer, the Company should inform holders how they intend to proceed promptly, rather than waiting until the end of the Exchange Offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the Company's understanding on both points in your response letter.

Material U.S. Federal Income Tax Consequences, page 79

12. Please revise to clarify that this is the "opinion" of Sullivan & Cromwell LLP.

13. Please delete the portion of the statement, appearing in the last paragraph on page 84, indicating that the U.S. Federal income tax discussion "IS INCLUDED FOR GENERAL INFORMATION ONLY."

Validity of the Common Stock, page 86

14. We note disclosure that the validity of the common stock will be passed upon by Kathleen E. Shannon and Sullivan & Cromwell LLP. However, only the legal opinion by Kathleen Shannon was filed as an exhibit. Please file as an exhibit the legal opinion by Sullivan & Cromwell LLP or remove the reference to the firm in this section.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Frank Wyman at (202) 551-3660 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Sebastian Gomez Abero at (202) 551-3578 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

Cc: Robert W. Reeder III, Esq.
       Ann Bailen Fisher, Esq.
       Glen T. Schleyer, Esq.
       Sullivan & Cromwell LLP
       125 Broad Street
       New York, New York 10004